File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ✓               Form 40-F         .

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     ✓    .

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .]

FINANCIAL STATEMENTS FOR THE THREE MONTHS END SEPTEMBER 30, 2003
SIGNATURE

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS

September 30, 2003 AND 2002

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

MACRONIX INTERNATIONAL CO., LTD.

BALANCE SHEETS
September 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars)

		September 30,	September 30,
	Notes	2003	2002

ASSETS
Current assets
Cash and cash equivalents	2, 4(1)	$5,622,531	$9,124,858
Notes receivable (net)	4(2)	222,129	164,105
Accounts receivable (net)	4(3)	2,704,024	2,556,669
Receivables from related parties (net)	4(4), 5	497,342	378,883
Other receivables		236,292	471,329
Other financial assets	2, 4(5), 10	168,775	—
Inventories (net)	2, 4(6)	4,188,945	5,259,806
Prepaid expenses		343,903	485,421
Deferred income taxes-current (net)	2, 4(20)	466,079	713,987
Restricted investments-current	6	499,623	2,200,919

Total current assets		14,949,643	21,355,977

Long-term equity investments	2, 4(7)	3,320,093	3,206,193

Property, plant and equipment	2, 4(8), 6
Land		598,076	598,076
Buildings and facilities		23,405,816	17,078,143
Production equipment		45,075,206	42,556,661
Transportation equipment		26,434	30,263
Leased equipment		1,750,658	1,750,658
Leasehold improvements		4,468	4,468
Research and development equipment		1,551,075	1,324,654
Office furniture and fixtures		874,612	821,751

Total property, plant and equipment		73,286,345	64,164,674
Less: Accumulated depreciation		(40,938,391)	(32,239,757)
Add: Construction in progress		6,096	1,004,323
Prepayments for equipment		1,284,419	6,868,466

Net property, plant and equipment		33,638,469	39,797,706

Intangible assets	2
Software		307,118	402,719
Deferred charges		685,023	665,406

Total intangible assets		992,141	1,068,125

Other assets
Refundable deposits		13,434	43,858
Deferred income taxes-non-current (net)	2, 4(20)	1,420,566	1,203,158
Restricted investments-non-current	6	253,162	262,050
Other assets		119,811	171,631

Total other assets		1,806,973	1,680,697

Total assets		$54,707,319	$67,108,698

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	4(9)	$1,097,746	$556,300
Short-term notes	4(10)	299,014	—
Notes payable		176,847	12,300
Accounts payable		1,762,774	1,622,710
Payables to related parties	5	190,123	277,231
Income taxes payable	2, 4(20)	215,216	358,075
Accrued expenses		1,490,305	1,666,114
Payables to equipment suppliers		546,692	1,396,618
Current portion of debentures	4(13), 6	6,075,431	4,916,735
Current portion of long-term debts	4(11), 6	1,892,643	2,115,920
Other current liabilities		62,058	105,556
Current portion of capital lease obligations	4(12), 6	623,990	623,837

Total current liabilities		14,432,839	13,651,396

Long-term liabilities
Debentures	4(13), 6	7,110,565	13,475,230
Long-term debts	4(11), 6	7,364,043	6,388,232
Capital lease obligations	4(12), 6	482,430	1,145,262

Total long-term liabilities		14,957,038	21,008,724

Other liabilities
Refundable deposits-in		143	174
Accrued pension cost	2, 4(21)	167,530	90,642

Total other liabilities		167,673	90,816

Total liabilities		29,557,550	34,750,936

Shareholders’ equity
Capital	4(14)
Common shares		39,277,583	36,912,769
Capital Reserve	4(15)
Additional paid-in capital		—	2,630,621
Recognition of an investee’s capital reserve		1,263	—
Retained earnings
Legal reserve	4(16)	—	1,708,689
Special reserve		—	378,657
Accumulated deficits	4(17)	(12,311,856)	(7,445,569)
Other adjustments
Unrealized loss on long-term investments	2, 4(7)	(791,600)	(867,795)
Cumulative translation adjustments	2	162,815	228,826
Treasury stock	2, 4(18)	(1,188,436)	(1,188,436)

Total shareholders’ equity		25,149,769	32,357,762

Total liabilities and shareholders’ equity		$54,707,319	$67,108,698

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the nine-month periods ended September 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars except per share data)

		Nine-month period ended September 30,

Description	Notes	2003	2002

Sales	2,4(22), 5	$12,015,293	$11,514,737
Less: Sales returns		(64,249)	(23,176)
Sales discounts		(26,428)	(89,455)

Net sales revenue		11,924,616	11,402,106
Cost of goods sold	2	(15,474,541)	(11,926,411)

Gross loss		(3,549,925)	(524,305)
Plus: Unrealized profit as of January 1	2	8,618	118,249
Less: Unrealized profit as of September 30	2	(8,618)	(57,426)

Realized gross loss		(3,549,925)	(463,482)

Operating expenses	2,5
Selling expenses		(489,746)	(481,943)
Administrative expenses		(819,522)	(906,833)
Research and development expenses		(2,093,941)	(2,815,242)

Total operating expenses		(3,403,209)	(4,204,018)

Operating loss		(6,953,134)	(4,667,500)

Non-operating income
Interest income		53,367	162,687
Gain on disposal of property, plant and equipment	2	479	3,070
Gain on disposal of investments		9,136	4,466
Foreign exchange gains	2	265,073	21,110
Reversal of inventory loss provision		873,735	—
Others		248,342	182,891

Total non-operating income		1,450,132	374,224

Non-operating expenses
Interest expense		(720,671)	(861,137)
Net loss from equity investments	2,4(7)	(1,141,889)	(1,005,211)
Inventory loss provision	2	—	(3,132,660)
Others		(37,774)	(40,773)

Total non-operating expenses		(1,900,334)	(5,039,781)

Loss before taxes		(7,403,336)	(9,333,057)
Income tax expense	2,4(20)	—	—

Net loss	2,4(19)	$(7,403,336)	$(9,333,057)

Net loss before taxes per share		$(1.98)	$(2.55)

Net loss per share	2,4(19)	$(1.98)	$(2.55)

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net loss		$(7,426,049)	$(9,407,722)

Net loss per share	2,4(19)	$(1.98)	$(2.56)

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars)

	Nine-month period ended September 30,

Description	2003	2002

Cash flows from operating activities:
Net loss	$(7,403,336)	$(9,333,057)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,734,273	6,028,303
Bad debt expense	55,001	11,456
Inventory loss provision (reversal)	(873,735)	3,132,660
Cash dividends	2,603	14,485
Net loss from equity investments	1,141,889	1,009,677
Gain on disposal of short-term investments	(6,861)	(4,466)
Gain on disposal of long-term investments	(2,275)	—
Amortization	433,814	473,868
Deferred income taxes	30,501	—
Gain on disposal of assets	(479)	(3,070)
Accrued pension cost	52,110	67,938
Net changes in operating assets and liabilities:
Notes receivable	(126,182)	(95,307)
Accounts receivable	(438,990)	(549,292)
Receivables from related parties	(245,557)	(9,896)
Inventories	1,773,709	(1,200,445)
Prepaid expenses	249,698	114,804
Other receivables	88,504	51,033
Accounts and notes payable	567,949	547,404
Income taxes payable	(85,567)	—
Accrued expenses	(242,683)	(161,604)
Payables to related parties	(42,528)	96,570
Other current liabilities	5,054	(102,660)
(Decrease) increase in reserve for redemption of debentures	(1,023,858)	440,094

Net cash provided by operating activities	643,054	528,495

Cash flows from investing activities:
Decrease (Increase) in restricted investments	2,542,663	(707,168)
Decrease in short-term investments	6,861	4,466
Additions to other financial assets	(168,775)	—
Additions to long-term equity investments	(931,723)	(658,822)
Purchase of property, plant and equipment	(2,407,923)	(6,949,176)
Proceeds from disposal of long-term investments	9,197	—
Proceeds from disposal of property, plant and equipment	6,093	6,023
Proceeds from disposal of intangible assets	430	—
Increase in refundable deposits	(81,866)	(13,147)
Additions to intangible assets	(144,603)	(416,602)
Decrease in other assets	156,296	8,016

Net cash used in investing activities	(1,013,350)	(8,726,410)

Cash flows from financing activities:
Net increase in short-term debts	401,570	556,300
Net increase in short-term notes	299,014	—
(Decrease) increase in refundable deposits-in	(6)	86
Common stock repurchased	—	(1,046,071)
Net increase in long-term debts	1,028,906	385,167
Net decrease in capital lease obligations	(499,963)	(168,463)
Net (decrease) increase in debentures	(2,415,798)	5,300,595

Net cash (used in) provided by financing activities	(1,186,277)	5,027,614

Net decrease in cash and cash equivalents	(1,556,573)	(3,170,301)
Cash and cash equivalents at the beginning of the period	7,179,104	12,295,159

Cash and cash equivalents at the end of the period	$5,622,531	$9,124,858

Supplemental disclosures of cash flow information:
Interest paid during the period (excluding capitalized interest)	$698,101	$802,410

Income tax paid during the period	$33,493	$36,955

Non-cash activities:
Current portion of long-term debts transferred to current liabilities	$1,892,643	$2,115,920

Current portion of debentures transferred to current liabilities	$6,075,431	$4,916,735

Current portion of capital lease obligations transferred to current liabilities	$623,990	$623,837

Convertible debentures converted to common shares and retained earnings	$2,207,501	$—

Unrealized losses on long-term investments	$(187,482)	$220,177

Cumulative translation adjustments	$57,079	$40,135

Recognition of an investee’s capital reserve	$(907)	$—

Capital reserve, legal reserve and special reserve used to cover accumulated deficit	$4,717,967	$—

Stock issuance for capital reserve and retained earnings	$—	$3,319,343

Treasury stock owned by subsidiaries	$—	$142,365

Cash paid for purchase of property, plant and equipment:
Purchases of property, plant and equipment	$1,402,700	$7,335,431
Increase (decrease) in payables to equipment suppliers	1,005,223	(386,255)

Cash paid	$2,407,923	$6,949,176

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002
(Amounts in thousands except shares, per share data and percentages)

1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Based Industrial Park (“HSIP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. As of September 30, 2003 and 2002, the numbers of the Company’s employees were 3,398 and 3,771 , respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Criteria Governing Preparation of Financial Reports by Company-Type Stock Exchanges” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments are carried at lower of cost or market value at the balance sheet date using the weighted average cost method.

Foreign Currency Translation

The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders’ equity.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other Financial Assets

Other financial assets are credit-linked notes which are recorded at cost using the specific identification method. Interest income is calculated based on the contracted interest rate.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method is applied to each major category.

Long-Term Investments

(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market value, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

(2)	The unrealized profits and losses from intercompany transactions between the investor company and investee company during the period are eliminated. If the transaction is downstream (a sale to the investee company) and the investor company has controlling power over the investee company, unrealized profits and losses should all be eliminated; if the investor company has no controlling power, the unrealized profits and losses should be eliminated based on the investor’s percentage ownership interest in the investee. If the transaction is upstream (a sale to the investor), unrealized profits and losses should be fully eliminated regardless of whether the investor company has controlling power or not.

(3)	In accordance with R.O.C. financial reporting regulations, the quarterly financial statements are not prepared on a consolidated basis.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	5 to 6 Years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses.

Lease Agreements

Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments, net of executory costs, are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. The lease obligation is amortized over the lease term using the effective interest method. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets

Intangible assets are originally recorded at cost and amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of debentures are amortized over the contracts’ lives and durations of the debentures, respectively. Computer software is amortized over three years, while other assets are over 1~5 years.

Revenue Recognition

Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Capital Expenditures vs. Expenses

If the expenditure increases the future service potential of the plant assets and the purchase price exceeds a certain monetary threshold, the expenditure is capitalized, while the others are expensed as incurred.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realizability of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock shall be recognized using flow-through method.

Convertible Bonds

The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, should be amortized using the interest method and be recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, should be amortized over the period from the expiry date to the maturity date using the interest method.

The cost of issuing convertible bonds should be recorded as deferred assets and be amortized over the period from the issuance date of the convertible bonds and the expiry date of the put option.

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2% of the wages and salaries, which were paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in the committee’s name. Therefore, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31, 1995, the minimum pension liability was recorded for the excess of accumulated pension obligations over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized using the straight-line method over the employees’ average remaining service period of about twenty five years.

Financial Instruments

(1)	Foreign exchange forward contracts

A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	Option contracts

At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

(3)	Other derivative financial instruments

The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

Net Income Per Common Share

In accordance with R.O.C. Statement of Financial Accounting Standards No. 24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator should include or add back potential common stock dividends, interest and other conversion revenues (expenses). The denominator should include all potential dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock,” treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries were treated as treasury stock.

3.	Reason and Effect of Changes in Accounting Policy

None.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2003.9.30	2002.9.30

Petty cash	$330	$380
Checking and savings accounts	1,800,127	1,497,826
Time deposits	3,742,131	7,626,652
Cash equivalents-short-term notes	79,943	—

Total	$5,622,531	$9,124,858

(2)	Notes Receivable

	2003.9.30	2002.9.30

Notes receivable	$222,129	$164,105

Less: Allowance for doubtful accounts	—	—

Net	$222,129	$164,105

(3)	Accounts Receivable

	2003.9.30	2002.9.30

Accounts receivable	$2,939,795	$2,786,156
Less: Allowance for sales returns and discounts	(3,047)	(45,036)
Allowance for doubtful accounts	(232,724)	(184,451)

Net	$2,704,024	$2,556,669

(4)	Receivables from Related Parties

	2003.9.30	2002.9.30

Accounts receivable	$510,342	$392,759
Less: Allowance for doubtful accounts	(13,000)	(13,876)

Net	$497,342	$378,883

(5)	Other financial assets

	2003.9.30	2002.9.30

Credit-linked notes, matured within a year	$168,775	$—

Credit-linked notes were not pledged. As of September 30, 2003, interest receivable of credited-linked notes amounted to NT$1,674.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(6)	Inventories

	2003.9.30	2002.9.30

Merchandise	$240,707	$62,648
Raw materials	152,980	285,405
Supplies	101,663	111,716
Work in process	6,119,184	8,771,099
Finished goods	2,268,961	2,253,563
Unallocated freight-in	424	504

Total	8,883,919	11,484,935
Less: Allowance for market value decline and obsolescence	(4,694,974)	(6,225,129)

Net	$4,188,945	$5,259,806

a.	Inventories were not pledged.

b.	The insurance coverage for inventories amounted to NT$5,005,000 and NT$6,500,000 as of September 30, 2003 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(7)	Long-Term Equity Investments

	2003.9.30		2002.9.30

	Amount	%	Amount	%

Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$2,046,656	100.00%	$1,952,006	100.00%
Kang Bao Investment, Ltd.	512,048	100.00%	496,055	100.00%
Run Hong Investment, Ltd.	389,542	100.00%	488,489	100.00%
HuiYing Investment, Ltd.	387,457	100.00%	412,715	100.00%
Macronix America Inc.	138,373	100.00%	128,664	100.00%
MaxNova Inc.	44,990	100.00%	—	—
Magic Pixel Inc.	43,691	100.00%	—	—
Macronix (Hong Kang) Co., Ltd.	38,613	100.00%	—	—
Prominent Communications, Inc.	24,279	35.23%	71,618	35.23%
Joytech Co., Ltd.	18,525	18.18%	—	—
Caesar Technology, Inc.	—	—	—	—
Less: Treasury stock owned by the subsidiaries	(142,365)		(142,365)

Subtotal	3,501,809		3,407,182

Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Cheng Venture Capital Co., Ltd.	120,000	15.00%	—	—
Quality Test System, Inc.	—	14.64%	—	14.64%
Ardentec Corporation	237,500	10.49%	237,500	11.78%
Chantek Electronic Co., Ltd.	—	3.72%	—	3.72%
United Industry Gas Co., Ltd.	58,500	3.31%	58,500	3.38%
Powertech Technology Inc.	76,213	2.72%	83,135	2.87%
Chipbond Technology Inc.	37,590	1.28%	37,590	1.28%
Taiwan Mask Corporation	81	—	81	—

Subtotal	609,884		496,806

Prepaid Investment:
Honbond Venture Capital Co., Ltd.	—		120,000
Magic Pixel Inc.	—		50,000

Subtotal	—		170,000

Total	4,111,693		4,073,988
Less: Allowance for market value decline	(791,600)		(867,795)

Net	$3,320,093		$3,206,193

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	Hui Ying Investment Ltd. held 6,023,152 shares of the Company which amounted to NT$142,365 as of September 30, 2003 and 2002. These shares were accounted for as treasury stock.

b.	The Company recognized losses on the above long-term equity investments based on the unreviewed financial statements of the investee companies for the nine months ended September 30, 2003 and 2002. Total losses recognized for the nine months ended September 30, 2003 and 2002 were NT$1,141,889 and NT$1,009,677, respectively.

c.	As of September 30, 2003 and 2002, the Company’s cumulative translation adjustments decreased by NT$57,079 and NT$40,135, respectively.

d.	Caesar Technology Inc. applied for formal compulsory liquidation in January 2002 and completed the liquidation process on May 10, 2003.

e.	The Company has provided the investment cost in full for the permanent diminution of value in the investment of Quality Test System, Inc.

f.	The Company has provided the investment cost in full for the permanent diminution of value in the investment of Chantek Electronic Co., Ltd. Chantek Electronic Co., Ltd. applied for a financial restructuring to the Hsinchu District Court in December 2001. But the application was revoked in August 2002. On August 21, 2003, Chantek Electronic Co., Ltd. reduced its paid-in capital by 84.25%.

g.	The long-term equity investments were not pledged.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(8)	Property, Plant and Equipment

a.	The total interest expense (including capitalized interest) for the nine months ended September 30, 2003 and 2002 amounted to NT$793,696 and NT$1,146,050, respectively. Interest was capitalized on the following property, plant and equipment accounts:

Item	For the nine months ended September 30,

	2003	2002

Buildings and facilities	$1,759	$284,913
Production equipment	71,266	—

Total	$73,025	$284,913

Effective interest rates	4.15%	5.58%

b.	The insurance coverage for property, plant and equipment amounted to NT$60,321,010 and NT$59,680,105 as of September 30, 2003 and 2002, respectively.

c.	Please refer to note 6 “Assets Pledged As Collateral” for a summary of those assets included in property, plant and equipment that have been used as security for loans.

(9)	Short-term Debts

	2003.9.30	2002.9.30

Working capital loans	$950,000	$280,000
Letter of credit loans (Due within 180 days)	147,746	276,300

Total	$1,097,746	$556,300

a.	The Company’s unused short-term lines of credit amounted to NT$6,170,001 and NT$11,154,650 as of September 30, 2003 and 2002, respectively.

b.	The interest rates of short-term debts ranged from 1.7% to 2.1% and from 2.4% to 2.8% as of September 30, 2003 and 2002, respectively.

c.	There were no assets pledged as collateral for short-term debts.

(10)	Short-term Notes

	Interest Rate	Period	2003.9.30	2002.9.30

Commercial papers	1.92%~2.12%	92.05.15-92.12.12	$300,000	$—
Less: Discounts			(986)	—

Net			$299,014	$—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	The Company’s unused short-term lines of credits for short-term notes amounted to NT$1,800,000 and NT$4,600,000 as of September 30, 2003 and 2002, respectively.

b.	There were no assets pledged as collateral for short-term notes.

(11)	Long-Term Debts

	Interest Rate				Amount

Secured	2003.9.30		2002.9.30		2003.9.30	2002.9.30

Loan from one bank, repayable in 21 quarterly installments from May 1998 to May 2003 with variable interest rates	—		5.74%		$—	$57,000
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.35%		5.82%		156,950	200,750
Medium term loans from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates	1.775 ~3.94	% %	2.525 ~5.74	% %	1,570,410	3,354,462
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.35%		5.82%		860,506	889,000
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	2.525%		3.25%		112,500	187,500
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	6.50%		6.80%		37,500	62,500
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.155%		5.465%		258,820	352,940
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%		5.15%		350,000	400,000
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.55%		3.14%		5,910,000	3,000,000

Total					9,256,686	8,504,152
Less: current portion					(1,892,643)	(2,115,920)

Net					$7,364,043	$6,388,232

a.	The Company’s unused long-term lines of credit amounted to NT$6,090,000 and NT$9,000,000 as of September 30, 2003 and 2002, respectively.

b.	Please refer to note 6 for “Assets Pledged As Collateral” for long-term debts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(12)	Capital Lease Obligations

The Company entered into an equipment lease agreement with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005, repayable in 24 quarterly installments from May 31, 1999. The ownership of the equipment will be transferred to the Company upon the expiration of the agreement. Cost of the equipment amounted to NT$24,946. However, Caesar Technology, Inc. was formally placed in liquidation in January 2002. As of April 30, 2002, the Company’s capital lease obligations to Caesar Technology, Inc. amounted to NT$13,958. On August 14, 2002, the Company entered into a settlement with Caesar Technology, Inc. requiring the Company to pay NT$3,215 to acquire the ownership of the equipment, and Caesar Technology should waive its right to claim the remaining capital lease obligations.

In 2001, the Company entered into another lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment shall be unconditionally transferred to the Company upon the expiration of the agreement. Lease obligations are repayable in 36 monthly installments from July 31, 2002 to June 30, 2005.

Future obligations resulted from such leases are as follows:

Year	2003.9.30

2003.10.1~2004.9.30	$652,603
Less: unrealized interest expense	(28,613)
Current portion	623,990

2004.10.1~2005.6.30	489,452
Less: unrealized interest expense	(7,022)

Lease obligations – long-term	482,430

Total capital lease obligations	$1,106,420

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Year	2002.9.30

2002.10.1~2003.9.30	$675,513
Less: unrealized interest expense	(51,676)

Current portion	623,837

2003.10.1~2004.9.30	675,513
2004.10.1~2005.6.30	506,635

Subtotal	1,182,148
Less: unrealized interest expense	(36,886)

Lease obligations – long-term	1,145,262

Total capital lease obligations	$1,769,099

Please refer to note 6 for “Assets Pledged As Collateral” for those leased assets pledged as security.

(13)	Debentures

	2003.9.30	2002.9.30

CB I	$1,008,700	$—
Secured II	3,000,000	3,000,000
ECB II	—	2,795,200
ECB III	—	4,943,032
ECB IV	5,712,156	5,912,687
ECB V	3,037,950	—
Add: Reserve for redemption of convertible bonds	427,190	1,741,046

Total	13,185,996	18,391,965
Less: current portion of debentures (including reserve for redemption)	(6,075,431)	(4,916,735)

Net	$7,110,565	$13,475,230

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue are as follows:

(a)	Total amount NT$3,200,000. As of September 30, 2003, totaling NT$2,191,300 of CB I was converted.

(b)	The interest rate at par: 0%.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders

The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issue date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003.

(iii)	Adjustment to conversion price: The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash.

(iv)	Conversion price reset: Besides the adjustment to conversion price as stated in (iii), conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Place of trading: Taiwan

b.	On October 29, 2001, the Company issued five-year secured bonds (“Secured II”) amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	The Company issued five-year secured convertible bonds (“ECB II”) on May 5, 1998. Main terms of the issue are as follows:

(a)	Total amount US$150,000. As of April 22, 2003, totaling US$70,000 of ECB II was converted. In addition, with the resolution of the board of directors, the Company repurchased the residual outstanding bonds totaling US$80,000 from the market. The related debt extinguishment loss was NT$22,765 which was included in other expense account.

(b)	The interest rate at par: 0%.

(c)	Type of debentures: Secured convertible bonds, guaranteed by standby letters of credit issued by banks.

(d)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(f)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds, up to April 2003.

(ii)	The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan)

d.	The Company issued five-year unsecured overseas convertible bonds (“ECB III”) on February 1, 2000. Major terms of issue are as follows:

(a)	Total amount US$200,000. As of September 30, 2003, totaling US$41,078 and US$148,102 of ECB III was converted and repurchased, respectively. In addition, under the request of bondholders, the Company redeemed totaling US$10,820 of ECB III as of September 30, 2003. For the nine months period ended September 30, 2003, the Company recorded ECB III extinguishment loss in the amount of NT$9,833 which was included in other expense account.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(b)	Method of interest payment and redemption on the maturity date: 1.0% per annum, net of a 20% withholding tax. Interest is paid on February 1 and August 1 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment of principal and interest on the bonds in cash.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning two years after the issue date in accordance with the agreement.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 1, 2003 at 121.422% of par.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 1, 2004.

(ii)	The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

e.	The Company issued five-year unsecured convertibles bonds (named “ECB IV”) on February 7, 2002. Major terms of issue are as follows:

(a)	Total amount US$169,224. As of September 30, 2003, no bonds were converted.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest will be paid on February 7 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment at 116.372% of the principal amount and interest on the bonds in cash.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on August 9, 2004 at 107.845% of par.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of September 30, 2003, the conversion price was NT$ 28.4727 per share.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

f.	The Company issued five-year unsecured overseas zero coupon convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issue are as follows:

(a)	Total amount US$90,000. As of September 30, 2003, no bonds were converted.

(b)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.

(iii)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(c)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The initial conversion price is NT12.06 per share, subject to adjustments in the event that changes occur to the capital structure.

(iii)	Adjustment to conversion price: The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash.

(iv)	Conversion price reset: Besides the adjustment to conversion price as stated in (iii), conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(d)	Places of trading: listed on the Luxembourg Stock Exchange.

(14)	Capital Stock

As of January 1, 2002, the Company’s authorized and issued common shares amounted to NT$45,000,000 and NT$33,593,426, divided into 4,500,000,000 and 3,359,342,613 shares at NT$10 par value, respectively.

The Company has three stock option plans (“2001 plan”, “2002 plan” and “2003 plan”) that provide for the granting of options to qualified employees for the purchase of the Company’s common shares at the market price of the grant date. Stock options expire in six years from the date granted and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares, 170,000,000 shares and 200,000,000 shares under 2001 plan, 2002 plan and 2003 plan, respectively. As of September 30, 2003, no stock option was exercised. Please also refer to Note 10.

On May 30, 2002, the Company’s shareholders resolved in the annual meeting to increase the capital stock to NT$53,500,000, divided into 5,350,000,000 shares (including 450,000,000 and 400,000,000 shares reserved for future exercises of stock options and conversion of convertible bonds, respectively). In addition, the shareholders also resolved to declare a 10% stock dividend, which resulted in the issuance of 331,934,262 common shares.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

During the nine months ended September 30, 2003, unsecured domestic convertible debentures totaling NT$2,191,300 were converted into the Company’s common shares which resulted in the issuance of 236,481,430 additional common shares of which 148,408,805 shares remained unregistered.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to increase the authorized share capital to NT$65,500,000, divided into 6,550,000,000 shares (including 650,000,000 and 1,120,650,500 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively). The capital increase has not been registered.

As of September 30, 2003, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$39,277,583, divided into 6,550,000,000 (including 650,000,000 and 1,120,650,500 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,927,758,305 shares at NT$10 par value, respectively.

(15)	Capital Reserve

According to the R.O.C. Company Law, the capital reserve can only be used for making up deficiencies or distribution of stock dividends. The Company shall not use the capital reserve to make up its losses unless the legal reserve is insufficient for making good such losses.

On May 31, 2002, the Company’s shareholders resolved in the annual meeting to transfer a gain of $16,360 earned on disposal of property, plant and equipment to retained earnings.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the capital reserve of NT$2,630,621 to make up its accumulated deficits.

(16)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, is appropriated as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the legal reserve of NT$1,708,689 to make up its accumulated deficits.

(17)	Income Distributions

a.	The Company’s articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

(a)	Dividend to shareholders at 83% of Distributable Earnings;

(b)	Employee bonuses at 15% of Distributable Earnings; and

(c)	Remuneration for directors and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting. The Company articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meeting, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Distributions are not deductible in the determination of taxable income.

b.	Information relating to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:

(a)	There was no distribution in 2002 because of the Company’s accumulated deficits.

(b)	Except for the transfer of gain on disposal of property, plant and equipment to retained earnings, which was resolved in the annual meeting on May 30, 2002, there was no distribution of retained earnings in 2001.

(c)	Information relating to employees’ bonuses and remuneration for directors and supervisors’ services, which were approved by the board of directors’ and the shareholders’ annual meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

c.	The Company’s shares for the conversion of CB I were issued under par value. The discount, NT$ 157,313, was charged against retained earnings.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(18)	Treasury Stock

a.	Based on the audited financial statements of the Company for the six months ended June 30, 2003, the maximum shares allowed to repurchase were 373,935,000 shares. The Company repurchased 40,000,000 shares for NT$1,046,071 as of September 30, 2003.

b.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased shall not exceed 10% of the Company’s issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital reserve.

c.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends.

d.	Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the nine months ended September 30, 2003 and 2002 are as follows:

	Beginning balance		Additions		Disposals			Ending balance

							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	price	Shares	Amount	Value

For the nine months ended September 30, 2003
Hui Ying
Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	—	6,023,152	$142,365	$49,619

For the nine months ended September 30, 2002
Hui Ying
Investment, Ltd.	5,475,593	$142,365	—	$—	—	$—	—	6,023,152	$142,365	$67,700

			(note)

(note)	Hui Ying Investment, Ltd. received a 2002 stock dividend of 547,559 shares from the Company.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(19)	Basic Earnings Per Share

The capital structure of the Company is considered to be complex as it has convertible bonds and stock options outstanding. Nevertheless, the Company only presented basic earnings per share for the nine-month periods ended September 30, 2003 and 2002 as the convertible bonds and stock options had an anti-dilutive effect. The calculation of the weighted-average number of shares is as follows:

	For the nine months ended
	September 30,

	2003	2002

Numbers of common shares outstanding (exclusive of 40,000,000 shares repurchased), as of January 1	3,651,276,875	3,359,342,613
Capital reserve transferred to common stock (3,337,786,143 shares* 10%)	—	333,778,614
Weighted-average number of treasury stock	—	(21,556,470)
Bonds converted into common shares for the nine months ended September 30, 2003 (236,481,430 shares)	92,154,897	—

Subtotal	3,743,431,772	3,671,564,757
Less: Weighted effect of treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)

Weighted-average numbers of shares outstanding	3,737,408,620	3,665,541,605

For the nine months ended September 30, 2003:

	Amount (numerator)			Earning (loss) per Share
			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(7,403,336)	$(7,403,336)	3,737,408,620	$(1.98)	$(1.98)
				)

For the nine months ended September 30, 2002:

Basic EPS
Net loss	$(9,333,057)	$(9,333,057)	3,665,541,605	$(2.55)	$(2.55)

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock :

For the nine months ended September 30, 2003 :

	Amount (numerator)			Net income (loss) per Share
			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(7,426,049)	$(7,426,049)	3,743,431,772	$(1.98)	$(1.98)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

For the nine months ended September 30, 2002:

	Amount (numerator)			Net income (loss) per Share
			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(9,407,722)	$(9,407,722)	3,671,564,757	$(2.56)	$(2.56)

(20)	Income Taxes

a.	The Company is entitled to an income tax exemption period of four consecutive years on income generated from qualifying high technology manufacturing activities. The Company elected the tax exemption period to be from January 1, 2001 through December 31, 2004.

b.	The Company’s unused investment tax credits are as follows:

Year incurred	Unused amount	Year expired

1998	$1,160,243	2003
1999	134,441	2004
2000	1,192,770	2005
2001	1,359,358	2006
2002	382,570	2007

Total	$4,229,382

Such tax credits were included in Deferred Income Tax Assets.

c.	As of September 30, 2003, net operating losses that can be carried forward for a period of five years were as follows:

Year incurred	Unused amount	Year expired

2002	$6,044,712	2007
2003	6,082,398	2008

Total	$12,127,110

Such amounts were included in Deferred Income Tax Assets.

d.	The Company’s income tax returns through 1998 have been assessed by the tax authority. However, the Company was not satisfied with the results of 1998, 1997, 1996 and 1995 assessments and filed for administrative remedy:

(a)	For the 1995 tax return, the authority reduced the additional tax to NT$91,772 after determining the tax recheck. The Company has paid the half of the tax and filed a petition with the Ministry of Finance.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(b)	The authority issued the determination of recheck of 1996 return, reducing the additional tax to NT$114,585. The Company remained unsatisfied and, after paying half of the tax, filed a petition with the Ministry of Finance. In May 2003, the petition was denied. The Company filed an administrative lawsuit on July 11, 2003. The case is still under process.

(c)	The Company applied for recheck after the authority assessed the additional tax of 1997 to be NT$93,246.

(d)	For the 1998 return, the authority’s assessment reduced the Company’s loss carryforwards by NT$55,822. The Company has recorded this difference in the financial statements and filed for recheck.

e.	Deferred tax assets and liabilities as of September 30, 2003 and 2002 were as follows:

		2003.9.30	2002.9.30

(a)	Total deferred tax liabilities	$529,435	$519,210

(b)	Total deferred tax assets	$8,338,820	$6,974,064

(c)	Valuation allowance for deferred tax assets	$5,922,740	$4,537,709

(d)	Temporary differences that generated deferred tax assets or liabilities:

	2003.9.30		2002.9.30

	Amount	Tax effect	Amount	Tax effect

Recognition of depreciation expense	$(2,328,868)	$(501,871)	$(5,294,863)	$(410,352)

Recognition of unrealized inventory provision	$4,714,786	$365,396	$6,247,988	$484,219

Recognition of unrealized investment losses	$2,153,735	$535,991	$2,005,490	$155,425

Recognition of unrealized royalty expense	$630,457	$48,860	$651,503	$50,491

Recognition of unrealized allowance for bad debts	$236,374	$18,319	$167,799	$13,005

Recognition of unrealized foreign exchange gains	$(355,662)	$(27,564)	$(1,404,611)	$(108,858)

Recognition of unrealized foreign exchange losses	$—	$—	$819,747	$63,531

Amortization of capacity variance	$1,227,910	$95,163	$—	$—

Others	$63,774	$13,931	$102,461	$7,941

Loss carryforwards	$12,127,110	$3,031,778	$8,722,399	$2,180,600

Investment tax credits		$4,229,382		$4,018,852

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS – (continued)
(Amounts in thousands except shares, per share data and percentages)

	2003.9.30	2002.9.30

(e) Deferred tax assets — current	$1,824,424	$2,335,840
Valuation allowance for deferred tax assets — current	(1,294,684)	(1,512,995)

Net deferred tax assets — current	529,740	822,845
Deferred tax liabilities — current	(63,661)	(108,858)

Net deferred tax assets and liabilities — current	$466,079	$713,987

Deferred tax assets — non-current	$6,514,396	$4,638,224
Valuation allowance for deferred tax assets — non-current	(4,628,056)	(3,024,714)

Net deferred tax assets — non-current	1,886,340	1,613,510
Deferred tax liabilities — non-current	(465,774)	(410,352)

Net deferred tax assets and liabilities — non-current	$1,420,566	$1,203,158

	2003.9.30	2002.9.30

(f) Income taxes payable from continuing operations	$—	$—
Tax expense (benefit) from recognition of depreciation expense	248,797	(125,663)
Tax expense from recognition of unrealized inventory provision	78,739	17,085
Tax expense from recognition of unrealized royalty expense	3,267	82,052
Tax (benefit) expense from recognition of unrealized allowance for bad debts	(4,609)	12,912
Tax benefit from recognition of unrealized investment losses	(365,695)	(576)
Tax (benefit) expense from recognition of unrealized foreign exchange gains	(18,336)	108,857
Tax expense from recognition of unrealized exchange losses	11,854	50,930
Tax benefit from amortization of capacity variance	(95,163)	—
Tax benefit from investment credits	(163,184)	(1,039,344)
Tax expense from allowance valuation	1,134,606	3,060,986
Tax benefit from losses carryforwards	(787,626)	(2,180,600)
Over accrual of prior year’s tax expense	(30,501)	—
Others	(12,149)	13,361

Income tax expense	$—	$—

(g)	Information relating to the imputation of shareholders’ income taxes

	2003.9.30	2002.9.30

Available shareholders’ tax credits	$94,854	$110,549

Expected (actual) ratio of shareholders’ tax credits	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS – (continued)
(Amounts in thousands except shares, per share data and percentages)

(h)	Information related to undistributed retained earnings

	2003.9.30	2002.9.30

After 1998 (inclusive)	$(12,311,856)	$(7,445,569)

(21)	Pension Fund

The balances of Employees’ Retirement Fund amounted to NT$617,841 and NT$566,935 as of September 30, 2003 and 2002, respectively. Pension expense recognized for the nine months ended September 30, 2003 and 2002 amounted to NT$80,012 and NT$93,103, respectively.

(22)	Sales revenue

	For the nine months ended September 30,

	2003	2002

Revenue from sales of manufactured products	$11,934,955	$11,064,141
Service revenue	5,552	49,897
Others	74,786	400,699

Total	12,015,293	11,514,737
Less: Sales returns and sales discount	(90,677)	(112,631)

Net sales revenue	$11,924,616	$11,402,106

(23)	Personnel, Deprecation and Amortization Expenses

	For the nine months ended September 30,

	2003			2002

	Recorded under	Recorded under		Recorded under	Recorded under
	cost of goods sold	operating expense	Total	Cost of goods sold	operating expense	Total

Personnel Expense
Salary expense	$952,064	$798,209	$1,750,273	$940,849	$805,853	$1,746,702
Insurance expense	74,281	54,297	128,578	70,739	51,290	122,029
Pension expense	41,874	38,138	80,012	47,935	45,168	93,103
Meal expense	46,697	28,069	74,766	47,140	28,877	76,017

Total	$1,114,916	$918,713	$2,033,629	$1,106,663	$931,188	$2,037,851

Depreciation	$6,346,579	$387,694	$6,734,273	$5,661,163	$367,140	$6,028,303

Amortization	$20,120	$334,814	$354,934	$32,533	$332,159	$364,692

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

5.	Related Party Transactions

(1)	Related Parties and their Relationships Associate with the Company

Related parties	Relationship

Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Caesar Technology, Inc. (“Caesar”)	The Company’s equity investee (note)
Magic Pixel Inc. (“Magic”)	The Company’s equity investee
MaxNova Inc. (“MaxNova”)	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	The Company’s equity investee
Prominent Communications, Inc. (“Prominent”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	A subsidiary’s equity investee
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe, NV. (“MXE”)	A subsidiary’s equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	A subsidiary’s equity investee
Macronix Pte Ltd. (“MPL”)	A subsidiary’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary is represented on Tower’s board of directors.
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary is represented on FueTrek’s board of directors.
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee
United Industry Gas Co., Ltd. (“UIG”)	The Company is UIG’s supervisor.
Powertech Technology Inc.(“Powertech”)	The Company is represented on Powertech’s board of directors.
Ardentec Corporation (“Ardentec”)	The Company is represented on Ardentec’s board of directors.
Chiao Tung Bank	Chiao Tung Bank was represented on the Company’s board of directors before November 26, 2002.
Macronix Education Foundation	The president is the same.

(note)	Caesar Technology Inc. applied for formal compulsory liquidation in January 2002 and completed the liquidation process on May 10, 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	Major Transactions with Related Parties

a.	Sales to related parties were as follows:

	For the nine months ended September 30,

Related parties	2003	2002

MXA	$504,838	$860,806
MX(HK)	276,002	—
MXE	265,851	269,561
Raio	126,754	116,739
Magic	68,887	—
Biomorphic	45,949	10,757
FueTrek	5,591	—
Prominent	—	104,530
Others	5	—

Total	$1,293,877	$1,362,393

Sales prices to MXA, MXE and MX (HK) are approximately 88%, 88% and 94% of those to end-users, respectively. Sales prices to Biomorphic, Prominent and Raio are not comparable with those to regular customers because the Company is the sole provider for them.

The Company is still negotiating the service agreement with Magic. Service fees will be charged to Magic once the agreement is complete. Currently, sale prices to Magic include no margin.

The general collection terms with related parties are 30-60 days, similar to regular customers.

b.	Expenses paid to related parties were as follows:

		For the nine months ended
		September 30,

Related parties	Account	2003	2002

MXA	Selling expenses	$109,712	$103,343
BVI	Selling expenses	84,442	66,815
MPL	Selling expenses	10,298	9,002
NTTI	Research and development expenses	65,611	73,825
MXIC Education Foundation	Administrative expenses	21,050	—

Total		$291,113	$252,985

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Disposal of assets for the nine months ended September 30, 2003 were as follow:

Related parties	Item	Book value	Gain (loss)

Magic	Fixed assets	$3,200	$114
	Software	416	14
MaxNova Inc.	Fixed assets	884	—
Ardentec	Fixed assets	—	48

Total		$4,500	$176

There were no transactions about disposal of assets with related parties for the nine months ended September 30, 2002.

d.	Manufacturing processing charges from related parties for the nine months ended September 30, 2003 and 2002 were as follows:

	For the nine months ended September 30,

Related parties	2003	2002

Ardentec	$100,106	$178,570
Powertech	150,656	96,019

Total	$250,762	$274,589

Such charges form a part of cost of goods sold.

e.	The Company purchased industrial gas from UIG totaling NT$74,667 and NT$85,518 for the nine months ended September 30, 2003 and 2002, respectively. Such purchases form a part of cost of goods sold.

f.	The Company purchased wafers from Tower totaling NT$35,988 and NT$96,556 for the nine months ended September 30, 2003 and 2002. Such purchases form a part of cost of goods sold.

g.	Merchandise purchased from related parties were as follows:

	For the nine months ended September 30,

Related parties	2003	2002

Prominent	$63,798	$275,548
Biomorphic	53,008	18,249
Raio	3,257	—

Total	$120,063	$293,797

Such purchases form a part of cost of goods sold.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

h.	The Company entered into an IP License Agreement with FueTrek in 2002. Total amount of this agreement was NT$10,050 (JPY34,300) and was fully paid as of September 30, 2003. Such amount was recorded for under deferred assets and amortized over the contract’s life.

(3)	Receivables and payables resulting from the above transactions as of September 30, 2003 and 2002 were as follows:

a.	Accounts Receivable

Related parties	2003.9.30	2002.9.30

MX(HK)	$233,812	$—
Raio	64,269	24,769
MXA	59,254	222,299
MXE	52,897	59,840
Biomorphic	45,615	11,292
Magic	34,003	—
NTTI	6,494	6,722
UIG (note)	5,063	—
BVI	2,522	2,368
Prominent	2	50,984
Others	6,411	14,485

Total	510,342	392,759
Less: Allowance for doubtful accounts	(13,000)	(13,876)

Net	$497,342	$378,883

(Note)	The Company charged UIG of electricity and water fee for the use of the Company’s equipment.

b.	Accounts Payable

Related parties	2003.9.30	2002.9.30

MXA	$68,658	$50,752
Powertech	45,391	52,249
Ardentec	33,264	55,080
UIG	17,833	9,249
NTTI	9,958	24,685
BVI	10,100	14,297
Prominent	—	40,838
Tower	—	21,994
Others	4,919	8,087

Total	$190,123	$277,231

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(4)	In 2002, the board of directors authorized the Company to act as guarantor for up to USD154,000 for loans and derivative financial instrument transactions of its subsidiaries and equity investees. Based on the authorization, the Company guaranteed Biomorphic’s loan for up to USD 4,000 and MX(HK)’s letters of credit for a maximum amount of NT$100,000, respectively. The Biomorphic guarantee, however, expired on July 14, 2003. As of September 30, 2003 and 2002, the guaranteed amounts were as follows:

Related parties	2003.9.30		2002.9.30

Wedgewood	USD	95,000	USD	85,000
BVI		31,600		19,000
Biomorphic		—		3,400

Subtotal	USD	126,600	USD	107,400

MX(HK)		$100,000		$—

(5)	Please refer to note 4(11) for the Company’s long-term loan agreement with Chao Tung Bank.

(6)	Please refer to note 4(12) for the Company’s capital lease agreement with Caesar.

6.	Assets Pledged As Collateral

The Company’s assets pledged as collateral for security for foreign labor, customs clearance deposits, compensated deposits, secured loans and capital leases as of September 30, 2003 and 2002 were as follows:

Accounts	2003.9.30	2002.9.30

Restricted investments-current	$499,623	$2,200,919
Restricted investments-non-current	253,162	262,050
Property, plant and equipment	13,994,007	15,938,685

Total	$14,746,792	$18,401,654

7.	Commitments And Contingencies

The Company’s commitments and contingencies, not included in the financial statements, as of September 30, 2003 were as follows:

a.	Letters of credit issued for future deliveries of equipment totaled approximately NT$359,557.

b.	The Company’s significant construction and machinery contracts totaled approximately NT$14,699,846. As of September 30, 2003, the Company paid NT$10,227,320 pursuant to these contracts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Operating Leases:

The Company entered into several operating lease contracts for land with the administrative office of the Hsinchu Science-Based Industrial Park. The lease terms are from 1990 to 2020. Future lease payments under the lease are NT$66,257 for 2003, NT386,774 in total from 2004 to 2008, NT$307,770 in total from 2009 to 2020 .

d.	According to the loan agreements entered into by the Company with several banks including Chiao Tung Bank, the Company is required to issue new shares for cash if the debt to equity ratio is greater than 1.2, or if ratio of current assets to current liabilities does not exceed 1.00.

e.	The license fees from the products licensed agreements entered into by the Company with A and B companies in the United States amounted to USD 46,000. As of September 30, 2003, the Company has paid USD 31,000 pursuant to the agreements.

f.	The Company entered into a technology agreement with one company. As of September 30, 2003, fixed license fee has been fully paid, while running royalties will be charged based on the percentages of the net sales from the licensed products pursuant to the agreement.

g.	In August 1997, Atmel filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for summary judgment for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA has sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and is awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s motion for summary judgment of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent are invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s motion for summary judgment against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent on the written counterstatement. MXA and its attorney will adduce substantial contestation in order to win the lawsuit.

8.	Significant Disaster Losses

No significant disasters occurred during the period.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

9.	Significant Subsequent Events

On August 13, 2003, the Company’s Boards of Directors resolved the shares offering for the issuance of 500,00,00,000 common shares with NT$10 at par and the offering price at NT$8. The Company was authorized to change the number of shares offering to 475,000,000 shares. However, the offering price, which was later changed to NT8.8, has not been authorized.

10.	Financial Instruments

a.	Contract Amount or Notional Amount and Credit Risk:

	2003.9.30		2002.9.30

Financial	Contract amount or		Contract amount or	Credit
instrument	Notional amount	Credit risk	Notional amount	risk

Written options-hedging	—	—	¥ 3,737,100	—
			USD 5,000	—
Purchased options-hedging	—	—	¥ 1,626,450	—
Cross currency interest rate swaps-hedging	—	—	USD 4,000	—

Credit risk amount represents forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. The possibility of incurring a loss is remote since the Company’s counter parties are reputable.

b.	Market Value Risk

Market value risk is insignificant due to the fact that the purpose of the forward exchange contract, option contracts and cross currency swaps are hedging and the gain or loss from fluctuations of interest or exchange rates will be offset by the gain or loss from the underlying assets or liabilities denominated in foreign currencies. In addition, market value risk in the dual currency deposits contracts is considered low because the range of foreign exchange rates is fixed.

c.	Liquidity Risk

No significant cash flow risks are expected as the exchange rate on the forward contracts is fixed, and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

d.	Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:

The Company’s derivative financial instruments are entered into mainly for hedging purposes. The purpose of holding forward exchange contracts, option contracts and cross currency swaps is to hedge exchange rate fluctuation risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategy is to mitigate into market price risk. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically. In addition, the primary purpose of holding dual currency deposit option contracts is to earn higher interest revenue within a fixed range of foreign exchange rates.

e.	Presentation of derivative financial instruments

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if any right of offset exists.

Foreign exchange gains earned for the nine months ended September 30, 2003 amounted to NT$ 568 which was reported under other income. Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

f.	Fair value of financial instruments

	2003.9.30		2002.9.30

	Carrying	Fair	Carrying	Fair
Non-derivatives	value	value	value	value

Assets
Cash, cash equivalents and restricted investments	$6,375,316	$6,375,316	$11,587,827	$11,587,827
Notes and accounts receivable (including receivables from related parties)	3,423,495	3,423,495	3,099,657	3,099,657
Other receivables	236,292	236,292	471,329	471,329
Other financial assets	168,775	168,775	—	—
Long-term investments-market value unavailable	3,206,209	3,206,209	3,168,522	3,168,522
Long-term investments-with market value	113,884	357,363	37,671	59,383
Liabilities
Short-term debts	1,097,746	1,097,746	556,300	556,300
Short-term Notes	299,014	299,014	—	—
Payables	4,381,957	4,381,957	5,333,048	5,333,048
Long-term debts-with variable interest rates	9,256,686	9,256,686	8,544,152	8,544,152
Capital lease obligations (including current portion)	1,106,420	1,079,010	1,769,099	1,694,014
Bond payable (including current portion)	3,000,000	3,116,622	3,000,000	3,027,902
Convertible debentures (including current portion)	10,185,996	10,135,105	15,391,965	14,290,719

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	2003.9.30		2002.9.30

	Carrying	Fair	Carrying	Fair
Derivatives	value	value	value	value

Hedging:
(1) Asset
Cross currency interest rate swaps	—	—	23,381	25,013
(2) Liabilities
Purchased options-hedging	—	—	—	(995)
Written options-hedging	—	—	—	(21,928)

The methods and assumptions used to estimate the fair value of derivative financial instruments are as follows:

(1)	The fair value of the Company’s short-term financial instruments is based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted investments, receivables, payables and short-term debts and short-term notes.

(2)	The fair value of the Company’s marketable securities is based on the market prices at the reporting date if the market prices are available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices are not available.

(3)	The fair value of the Company’s long-term borrowings bearing variable interest rates, which includes the current portion of long-term debts, is estimated using the book value of the debt at the reporting date.

(4)	The fair value of bonds payable and convertible bonds payable is based on the market prices at the reporting date if market prices are available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) is assumed to be based on the amount that the Company is entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

g.	Stock Options

							Market Price
Grant	Total Units	Shares to Be	Beginning Date of	Exercise	Exercise	Performance of
Date	Issued	Exercised (note)	Exercise	Deadline	Price	Contract	High	Low

2002.1.16	71,768,500	35,884,250	2004.1.16	2008.1.15	22.8	Issuance of	13.15	3.88
		17,942,125	2005.1.16			new shares
		17,942,125	2006.1.16

2002.5.6	560,000	280,000	2004.5.6	2008.5.5	22.3	Issuance of	13.15	3.88
		140,000	2005.5.6			new shares
		140,000	2006.5.6

2002.10.1	151,507,000	75,753,500	2004.10.1	2008.9.30	11.5	Issuance of	13.15	3.88
		37,876,750	2005.10.1			new shares
		37,876,750	2006.10.1

2002.12.16	16,449,000	8,224,500	2004.12.16	2008.12.15	11.7	Issuance of	13.15	3.88
		4,112,250	2005.12.16			new shares
		4,112,250	2006.12.16

2003.4.7	2,753,000	1,376,500	2005.4.7	2009.4.6	9.35	Issuance of	13.15	3.88
		688,250	2006.4.7			new shares
		688,250	2007.4.7

2003.6.13	193,212,000	96,606,000	2005.6.13	2009.6.12	7.75	Issuance of	13.15	3.88
		48,303,000	2006.6.13			new shares
		48,303,000	2007.6.13

(Note) Unless canceled due to illegal acts, options may be exercised by up to 50%, 75% and 100% in the third year, fourth year and fifth year (and thereafter) of option lives.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: November 21, 2003	By:	/s/ Paul Yeh

Name: Paul Yeh Title: Associate Vice President of Finance Center